04015416

SECU[illegible] COMMISSION
Washington, D.C. 20549

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PROCESSED APR 28 2004 THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A) amended

SEC FILE NUMBER
8- 52390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrwide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Walnut Grove Ave.
(No. and Street)

Rosemead	CA	91770-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean E. Quackenbush 805-381-4227
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilshire Blvd.,	Suite 300 Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

RECEIVED APR 08 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean E. Quackenbush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

AMY J. WINKLER
Commission # 1348159
Notary Public - California
Los Angeles County
My Comm. Expires Mar 24, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

The following table illustrates the effect on net loss if the Company had applied CFC's fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock based compensation.

	Year ended December 31, 2003
Net loss as reported	$(422,046)
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(17,655)
Pro forma net loss	$(439,701)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31, 2003
Expected life in years:	4.16 to 4.90
Risk-free interest rate:	2.09% to 2.35%
Dividend yield:	0.68% to 0.84%
Volatility:	33%

The average fair value of options granted in 2003 was $13.67.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $458,824, which was $317,187 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(ii) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.